UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Person(s) Filing Statement)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

José Antônio Guaraldi Félix

Investor Relations Officer

Tel: +55-11-2111-2785

Rua Verbo Divino, 1356

São Paulo-SP-04719-002

Brazil

with copies to:

Nicolas Grabar, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

None of Empresa Brasileira de Telecomunicações S.A. – Embratel, Embratel Participações S.A. (“Embrapar”) or GB Empreendimentos e Participações S.A. (together, the “Offerors”) nor any of their affiliates has commenced the tender offer to which this communication relates. In connection with the proposed transaction, the Offerors will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and Net Serviços de Comunicação S.A. (“Net”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”). Investors and security holders are urged to carefully read the Tender Offer Statement and the other related tender offer materials and the Solicitation/Recommendation Statement, when they are available and as they may be amended from time to time, before any decision is made with respect to the offer because they will contain important information. Shareholders of Net may obtain a free copy of the Tender Offer Statement and other related documents (when available) filed by the Offerors and the Solicitation/Recommendation Statement and other related documents (when available) filed by Net, in each case, with the SEC at the SEC’s website at www.sec.gov.

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit No.	Description

99.1	Net Serviços de Comunicação S.A. press release, issued on May 31, 2013 (English Translation).